SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES NEW BADEN-BADEN BASE (NO 47)

19 ROUTES & 800,000 PAX P.A. IN 4TH GERMAN BASE

Ryanair, the world's favourite airline, today (25th Oct) announced it would open its 47th base at Baden-Baden (Karlsruhe) Airport in March 2012  with two based aircraft and 20 routes, delivering over 800,000 passengers p.a., and sustaining 800 jobs in the Baden region.

In addition to Ryanair's existing 12 Baden-Baden routes Ryanair will open 7 new routes to Faro, Malaga, Palma, Riga, Thessaloniki, Vilnius and Zadar to go on sale on www.ryanair.com tomorrow (26 Oct) and bring to 19 the number of routes served from Baden-Baden by Ryanair in Summer 2012.

Ryanair celebrated its new Baden-Baden (Karlsruhe) base (No 47) by launching 1 million €9.99 seats for travel in late Nov/ early Dec, which are available for booking until midnight Thursday (27 Oct).

In Germany, Ryanair's Michael O'Leary said:

"Ryanair is delighted to announce Baden-Baden (Karlsruhe) as our 47th base with a total of 19 routes on sale on www.ryanair.comfrom tomorrow for summer 2012.  Now Baden-Baden consumers/ visitors can beat the recession and escape both Lufthansa and Air Berlin's high fares by switching to Ryanair's lowest fares and enjoy our no fuel surcharge guarantee to 19 exciting destinations in Italy, Portugal, Spain and Scandinavia among others.  Ryanair's traffic of 800,000 p.a. will sustain up to 800 jobs at Baden-Baden (Karlsruhe) Airport and in the surrounding region."

             RYANAIR'S 19 BADEN-BADEN (KARLSRUHE) ROUTES in 2012

	New		New
Alicante		Porto
Bari		Riga	✓
Cagliari		Rome
Faro	✓	Tenerife Sth
Gran Canaria		Thessaloniki	✓
Girona		Trapani
Lanzarote		Stockholm Skv
London Stn		Vilnius	✓
Malaga	✓	Zadar	✓
Palma	✓

Stephen McNamara                            Joe Carmody
Ryanair Ltd                                          Edelman
Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:   25 October, 2011
By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary